Exhibit 99.15

CONSENT OF JOHN SEELEY

The undersigned hereby consents to:

(1)	the inclusion in enCore Energy Corp.’s (the “Company”) Annual Report on Form 40-F (the “40-F”) for the fiscal year ended December 31, 2023 of the scientific and/or technical information contained in the Company’s Management’s Discussion and Analysis dated March 26, 2024 and the Company’s Annual Information Form for the year ended December 31, 2023, dated as of March 28, 2024 (the “Technical Information”) being filed with the United States Securities and Exchange Commission (the “SEC”); and

(2)	the filing of this consent under cover of the 40-F with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company’s Registration Statements on Form F-10 (Nos. 333-269428 and 333-272609, the “F-10s”) and on Form S-8 (No. 333-273173, the “S-8”). This consent extends to any amendments to the 40-F or to the F-10s or S-8.

/s/ John M. Seeley
Name:	John M. Seeley, Ph.D., P.G., C.P.G.
Title:	Manager, Geology and Exploration, enCore Energy Corp.

Date: March 28, 2024